# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yuanbao Inc., CIK 0001995520
CUSIP: 987910106
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: BUILDING 2, NO.8 BEICHEN WEST ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100101
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001807384

## Reporting persons
- Qiming GP VII, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 22,824,170; shared voting power 0; sole dispositive power 22,824,170; shared dispositive power 0; aggregate amount beneficially owned 22,824,170 (12.12% of the class)
  Comment: Note to Row (5) (7) and (9): As of the date of this Schedule 13G filing, Qiming GP VII, LLC is the general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P., which hold 22,615, 763 Class A ordinary shares and 208,407 Class A ordinary shares of the Issuer, respectively.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 188,348,706 Class A Ordinary Shares outstanding as of June 30, 2025, which is based on the information provided by the Issuer.
- Qiming Venture Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 22,615,763; shared voting power 0; sole dispositive power 22,615,763; shared dispositive power 0; aggregate amount beneficially owned 22,615,763 (12.01% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 188,348,706 Class A Ordinary Shares outstanding as of June 30, 2025, which is based on the information provided by the Issuer.
- Qiming VII Strategic Investors Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 208,407; shared voting power 0; sole dispositive power 208,407; shared dispositive power 0; aggregate amount beneficially owned 208,407 (0.11% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 188,348,706 Class A Ordinary Shares outstanding as of June 30, 2025, which is based on the information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Yuanbao Inc.
Address of issuer's principal executive offices: Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, China, 100101

## Item 2. Person Filing
Name of person filing:
Qiming GP VII, LLC
Qiming Venture Partners VII, L.P.
Qiming VII Strategic Investors Fund, L.P.
Address of principal business office or, if none, residence: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row (9) of the cover page for each of the Reporting Person is incorporated herein by reference.
Percent of class: The information set forth in Row (11) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in Row (5) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement

## Signatures
- Qiming GP VII, LLC: /s/ Holan Lam, Holan Lam/Authorized Signatory (08/12/2025)
- Qiming Venture Partners VII, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory (08/12/2025)
- Qiming VII Strategic Investors Fund, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory (08/12/2025)